File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

RECEIVED

2008 MAR -3 A 10:3

February 26, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance [redacted]
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

08001030

SUPPL

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of February 25, 2008: **"NOTICE OF AN EXTRA GENERAL MEETING OF SHAREHOLDERS"**

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Enclosure
cc: Cecilia Driving

3/4

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

NOTICE OF AN EXTRA GENERAL MEETING OF SHAREHOLDERS

***Press Release, Stockholm, Sweden, February 25, 2008 – Diamyd Medical AB* (www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announced today a Notice of an Extra General Meeting of Shareholders on Monday March 10, 2008, at 3:00 PM, in the Company's premises, Linnégatan 89B, Stockholm, Sweden.

Shareholders who wish to attend the Extra General Meeting must:

- be recorded in the Company's register of shareholders, held by the VPC (the Swedish Securities Register Center) by March 4, 2008
- notify the Company of their intention to attend no later than 4:00 pm March 4, 2008 per phone: +46 8 661 0026 or per E-mail: investor.relations@diamyd.com. With the notification, name, address, phone number, social security number/national tax ID number, number of shares and name of agent should be stated.

Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Extra General Meeting, request that their shares are temporarily registered in their own names in the register of shareholders maintained by VPC. Such registration must be effective before March 4, 2008.

Agenda

1. Opening of the meeting
2. Election of the Chairman of the Extra General Meeting of Shareholders
3. Drawing up and approval of the voting list
4. Approval of the Agenda
5. Election of secretary and two persons to attest to the accuracy of the minutes
6. Decision on whether proper notice of the Extra General Meeting has been made
7. The Board of Directors proposal of Authorization
8. Closing the meeting

The Board of Directors proposal for Authorization (item 7)

The number of outstanding shares in the Company is 9,910,570 of which 561,671 of Series A (one vote) and 9,348,899 of Series B (1/10 vote). The number of votes amounts to 1,496,560.9 of which 561,671 are A-shares and 934,889.9 are B-shares.

The Board of Directors proposal for authorization on one or several occasions before the next Annual Shareholders' Meeting, with or without consideration of the preferential shareholder rights to issue 91,000 shares of series B and warrants which will give the

right to subscribe for 991,000 B-shares. The authorization is proposed to be valid for acquiring whole or parts of companies, assets, and cash or for settlements or other conditions as stated in chapter 2 §5 second paragraph 1-3 and 5 in the Companies Act. After full execution of the authorization of issuing shares in combination with the authorization given at the Annual Shareholders' Meeting the dilution is calculated to 10 percent of the share capital, based on the total number of shares. After full execution of the authorization of the warrants and if they are fully subscribed, the dilution is calculated to additional 10 percent.

The full description of the proposal of the Board of Directors is available at the main office of Diamyd Medical: Linnégatan 89B, Stockholm, Sweden. At request this documentation can be sent for free to shareholders that state their full mailing address.

About Diamyd Medical

Diamyd Medical is a biopharmaceutical company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeting Drug Delivery System (NTDDS). The company's lead NTDDS projects include enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office	**Stockholm office**	**Pittsburgh office**
Elisabeth Lindner	Anders Essen-Möller	Michael Christini
CEO and President	Chairman	President
+46 8 661 0026	+46 8 661 0026	+1 412 770 1310
elisabeth.lindner@diamyd.com	anders.essen-moller@diamyd.com	michael.christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END